Exhibit 99.1

Baldwin Announces Results for Second Quarter FY2012

Boca Raton, FL, — February 9, 2012 — Baldwin Technology Company, Inc. (NYSE Amex: BLD), a global leader in process automation technology for the printing industry, today reported its financial results for the Company’s second quarter ended December 31, 2011.

Second Quarter Fiscal Year 2012 Financial Results

The Company reported second quarter net sales of $39.3 million from continuing operations, a decrease of $2.0 million, or 4.8%, from net sales from continuing operations of $41.3 million for the second quarter of the prior year. Currency translation had a $0.6 million favorable impact on sales in the current quarter.

Orders in the 2012 second fiscal quarter were approximately $37.6 million, a decrease of 11.9% compared to orders in the second quarter of fiscal year 2011. Currency translation had a $0.1 million favorable impact on orders in the quarter. Backlog as of December 31, 2011 was $34.6 million compared to $33.3 million a year earlier, an increase of 3.7%, and $36.2 million at September 30, 2011, a decrease of 4.6%.

Gross margin in the second quarter of fiscal year 2012 decreased to 25.9% compared to 30.6% in the prior year primarily due to a realignment of certain global engineering costs of approximately $1.4 million. Excluding the impact of the realignment of these costs, gross margin in the second quarter of fiscal year 2012 was 29.5%. Additionally, margins for the 2012 second fiscal quarter were negatively impacted by lower volume on fixed overhead. The negative impact on gross margin from the cost realignment and lower volume was partially offset by cost savings from the restructuring actions completed in fiscal year 2011.

Operating expenses, including restructuring charges, as a percentage of sales, were 29.8% in the second quarter of fiscal 2012 compared to 30.7% in the prior year quarter. Currency translation had a $0.2 million unfavorable impact in the current quarter. Operating expenses after adjusting for non-routine expenses as shown in the attached schedule, and the impact of the realignment of certain engineering costs, were 29.1% of net sales in the second quarter of fiscal year 2012 compared to 29.6% in the same period of the prior year.

The Company recorded a valuation allowance of approximately $4.2 million in the second quarter of fiscal 2012 against deferred tax assets primarily in the U.S. The valuation allowance was recorded based on the Company’s ongoing assessment of the potential realization of its deferred tax assets.

Net loss from continuing operations for the second quarter of fiscal year 2012 was $7.9 million or $0.50 per diluted share, compared to net income of $0.4 million or $0.02 per diluted share for the comparable quarter in the prior year.

Adjusted EBITDA, which excludes non-routine expenses, as shown in the attached schedule, was $0.6 million for the fiscal second quarter of 2012 compared to adjusted EBITDA of $1.2 million for the same quarter of 2011.

Cash used in operations in the second quarter of fiscal year 2012 was $0.4 million compared to a source of cash of $0.9 million in the second quarter of the prior year. The Company had $0.5 million in cash restructuring payments in the second quarter of fiscal year 2012 compared to $0.3 million in the same quarter of 2011.

The Company is undergoing an interim analysis of its goodwill carrying value. As of the date of this release, the Company has not yet completed its analysis; however, the Company has determined that there is likelihood that some or all of the goodwill in its reporting units may be impaired. The potential non-cash impairment loss, if any, will be between $0 and $19.3 million and will be recorded in the third quarter of 2012.

The business environment in which the Company operates continues to be challenging, not only for Baldwin, but for virtually every company active in the traditional printing industry marketplace. This is especially true in the euro zone countries where unsettled conditions have resulted in delayed investment decisions from certain customers, and in Japan where post-earthquake economic conditions in our industry are still behind forecasts. Additionally, in November 2011 the bankruptcy filing by a major customer reduced the Company’s Fiscal 2012 second quarter shipments by approximately $0.8 million and also caused the Company to write-off approximately $1.2 million of accounts receivable even though it now appears that new ownership could mean a continuation of that business relationship with Baldwin. Overall, the Company continues to maintain its market share while aggressively pursuing business opportunities in the industry it serves.

Please refer to the attached schedule following the reported GAAP results which shows a reconciliation of GAAP results to non-GAAP adjusted results, and the notes below explaining management’s reasons for providing certain non-GAAP financial measures.

Credit Facility

As of December 31, 2011, the Company is in compliance with its credit agreement covenants, as amended.

SEC Filings

The Company plans to file its Quarterly Report on Form 10-Q on February 14, 2012 with additional disclosure about the results of the quarter. A preliminary proxy statement was filed on January 26, 2012, and a definitive proxy statement is expected to be filed on or about February 15, 2012, with respect to the merger of Baldwin with Forsyth Capital.

Non-GAAP Financial Measures

This release provides GAAP and non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets, or statements of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, the Company has provided reconciliations of each of the non-GAAP financial measures contained herein to the most directly comparable GAAP financial measures. These non-GAAP measures are provided because management of the Company uses these financials measures as an indicator of business performance in maintaining and evaluating the Company’s on-going financial results and trends. The Company believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of the Company’s ongoing operations and liquidity and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to the Company’s historical operating results and liquidity.

About Baldwin

Baldwin Technology Company, Inc. is a leading international supplier of process automation equipment and related consumables for the print media industry. Baldwin offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of the printing process. Headquartered in Boca Raton, Florida, the Company has operations strategically located in the major print media markets and distributes its products via a global sales and service infrastructure. Baldwin’s technology and products include cleaning systems, fluid management and ink control systems, web press protection systems and drying and curing systems and related consumables. For more information, visit http://www.baldwintech.com. A profile of the Company for investors is available at www.hawkassociates.com/profile/bld.cfm.

Cautionary Statement

Certain statements contained in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding expected revenue, gross margins, operating income (loss), EBITDA, asset impairments, expectations concerning the reductions of costs, the level of customer demand and the ability of the Company to achieve its stated objectives. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to timely and successfully conclude the merger with Forsyth Capital, its ability to successfully refinance the indebtedness under the amended Credit Agreement which matures on July 2, 2012, the severity and length of the current economic downturn, the impact of the economic downturn on the availability of credit for the Company and the Company’s customers, the ability of the Company to maintain ongoing compliance with the terms of its amended Credit Agreement, market acceptance of and demand for the Company’s products and resulting revenue, the ability of the Company to successfully expand into new territories, the ability of the Company to meet its stated financial and operational objectives, the Company’s dependence on its partners (both manufacturing and distribution), and other risks and uncertainties detailed in the Company’s periodic filings with the Securities and Exchange Commission. The words “looking forward,” “looking ahead,” “believe(s),” “should,” “may,” “expect(s),” “anticipate(s),” “project(s),” “ likely,” “opportunity,” and similar expressions, among others, identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to update any forward-looking statements contained in this news release.

Contacts: Helen P. Oster, Tel: 203 402 1004, email: helen.oster@baldwintech.com

Baldwin Technology Company, Inc.

Condensed Consolidated Statements of Operations

(unaudited, in thousands, except per share data)

	Quarter ended Dec. 31,
	2011	2010
Net sales	$39,304	$41,264
Cost of sales	29,112	28,630

Gross profit	10,192	12,634
Operating expenses	11,624	12,242
Restructuring charges	77	417

Operating loss	(1,509)	(25)
Interest expense, net	782	495
Other expense (income), net	944	(24)

Loss from continuing operations before income taxes	(3,235)	(496)
Provision (benefit) for income taxes	4,697	(859)

(Loss) income from continuing operations	$(7,932)	$363

(Loss) income from discontinued operations	—	(123)

Net (loss) income	$(7,932)	$240

(Loss) income per share — basic and diluted from continuing operations	$(0 .50)	$0.02

(Loss) income per share — basic and diluted from discontinued operations	—	—

(Loss) income per share	$(0.50)	$0.02

Weighted average shares outstanding — basic	15,933	15,604

Weighted average shares outstanding — diluted	15,933	15,981

	Six Months ended December 31,
	2011	2010
Net sales	$75,160	$81,262
Cost of sales	56,076	56,279

Gross profit	19,084	24,983
Operating expenses	22,067	25,140
Restructuring charges	77	608

Operating loss	(3,060)	(765)
Interest expense, net	2,008	1,035
Other expense, net	1,021	147

Loss from continuing operations before income taxes	(6,089)	(1,947)
Provision (benefit) for income taxes	4,567	(1,348)

Loss from continuing operations	$(10,656)	$(599)

Loss from discontinued operations	$—	$(234)

Net loss	$(10,656)	$(833)

Loss per share — basic and diluted from continuing operations	$(0.67)	$(0.04)

Loss per share — basic and diluted from discontinued operations	$0.00	$(0.01)

Loss per share	$(0.67)	$(0.05)

Weighted average shares outstanding — basic	15,818	15,586

Weighted average shares outstanding — diluted	15,818	15,586

Baldwin Technology Company, Inc.

Condensed Consolidated Balance Sheets

(unaudited, in thousands)

	December 31, 2011	June 30, 2011
	(unaudited)
Assets
Cash and equivalents	$12,845	$15,814
Trade receivables	27,526	30,579
Inventory	19,132	20,629
Prepaid expenses and other	5,335	7,195

Total current assets	$64,838	$74,217

Property, plant and equipment	3,822	4,308
Goodwill and other intangible assets	28,780	30,654
Other assets	4,951	9,943

Total assets	$102,391	$119,122

Liabilities
Loans payable	$3,900	$4,965
Current portion of long-term debt	16,482	696
Other current liabilities	37,241	41,959

Total current liabilities	57,623	47,620

Long-term debt	3,764	18,552
Other long-term liabilities	10,702	10,599

Total liabilities	$72,089	$76,771

Shareholders’ equity	30,302	42,351

Total liabilities and shareholders’ equity	$102,391	$119,122

Baldwin Technology Company, Inc.

Reconciliation of GAAP Results to Adjusted non-GAAP Results

And other non-GAAP financial measures

(unaudited, in thousands)

EBITDA and Adjusted EBITDA Calculation(1)	Quarter Ended Dec. 31, 2011	Quarter Ended Dec. 31, 2010
Net income (loss) from continuing operations	$(7,932)	$363
Add back:
Provision (benefit) for income taxes	4,697	(859)
Interest, net	782	495
Depreciation and amortization	796	733

EBITDA	$(1,657)	$732

Adjustments:
Restructuring charges	77	417
Bad debt write-off	1,216	—
Write-off of previously capitalized refinancing costs	136	—
Merger-related costs	643	—
Other non-routine items	212	14

Adjusted EBITDA	$627	$1,163

EBITDA and Adjusted EBITDA Calculation(1)	Six Months Ended Dec. 31, 2011	Six Months Ended Dec. 31, 2010
Net income (loss) from continuing operations	$(10,656)	$(599)
Add back:
Provision (benefit) for income taxes	4,567	(1,348)
Interest, net	2,008	1,035
Depreciation and amortization	1,500	1,345

EBITDA	$(2,581)	$433

Adjustments:
Restructuring charges	77	608
Bad debt write-off	1,216	—
Write-off of previously capitalized refinancing costs	136	—
Merger-related costs	643	—
Other non-routine items	386	1,399 (a)

Adjusted EBITDA	$(123)	$2,440

(a)	Includes former CEO severance of $878, Inventory step up of $243, and other one-time expenses.

Net Debt Calculation (1)	Dec 31, 2011	Jun 30, 2011
Loans payable	$3,900	$4,965
Current portion of long-term debt	16,482	696
Long-term debt	3,764	18,552

Total Debt	24,146	24,213
Cash and equivalents	12,845	15,814

Net debt	$11,301	$8,399

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization) and Adjusted EBITDA and Net Debt are not measures of performance under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered alternatives for, or in isolation from, the financial information prepared and presented in accordance with GAAP. Baldwin’s management believes that EBITDA, Adjusted EBITDA and Net Debt and the other non-GAAP measures referred to above provide meaningful supplemental information regarding Baldwin’s current financial performance and prospects for the future. Baldwin believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Baldwin’s ongoing operations and liquidity, and when planning and forecasting future periods. These non-GAAP measures also facilitate management’s internal comparisons to Baldwin’s historical operating results and liquidity. Our presentations of these measures, however, may not be comparable to similarly titled measures used by other companies. Refer also to the section entitled “Non-GAAP Financial Measures” above.